NEWS RELEASE

Alberta Government Issues "Order In Council" Approving

Birch Mountain's Muskeg Valley Quarry

CALGARY, July 14, 2005 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and AMEX) ("Birch Mountain" or the "Company") announces that the Cabinet of the Alberta Government has issued an Order in Council authorizing Approval No. NR-2005-1 ("Approval") for the construction and operation of our Muskeg Valley Quarry for limestone production.

"With the Order in Council, all departmental operating permits can now be issued," says Senior Vice President, Don Dabbs. "The Approval sets out the key environmental and operating conditions, and Birch Mountain has developed procedures to ensure a smooth operation in full compliance with all of the conditions," adds Dabbs.

The Company is moving ahead on quarry start-up. "Birch Mountain is finalizing contracts for road construction and quarry operations. Construction is expected to begin in a couple of weeks, and the quarry will be operational later this summer", says Russ Gerrish, Vice President of Engineering and Operations.

Based in Calgary, Birch Mountain is dedicated to developing its extensive mineral properties, centred in the oil sands area of northeastern Alberta. Limestone is used by the oil sands industry for roads, concrete and flue-gas scrubbing to remove impurities in air emissions, and is an essential part of the continuing development and operation of this industry.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Senior Vice President	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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